AB 5/8

08031707

SEC Mail Processing Section

FEB 29 2008

Washington, DC 111

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52858

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 East 55th Street, 22nd Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MITCHELL KOSCHES 212-404-1790
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Domenic G. DiSiena
(Name – *if individual, state last, first, middle name*)

11 Penn Plaza, 5th Floor (Address) New York (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 09 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mitchell Kosches, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Trading LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

JAYNE DANIELS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DA6147200
Qualified In Queens County
My Commission Expires May 30, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of ~~Income (Loss)~~. Operations
- ☑ (d) Statement of ~~Changes in Financial Condition~~. Cash Flow
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DiSiena & Company CPAs, LLP

11 PENN PLAZA, 5TH FLOOR
NEW YORK, NY 10001
TEL. (212) 946-4949
FAX. (212) 946-4940

INDEPENDENT AUDITORS' REPORT

The Members of
Blue Trading, LLC

We have audited the accompanying statements of financial condition of Blue Trading, LLC as of December 31, 2007 and 2006 and the related statement of operations, changes in members' equity, cash flow for the year then ended. These financial statements are the responsibility of Blue Trading, LLC management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Trading, LLC at December 31, 2007 and 2006, and the results of its operations and cash flow for the year ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 6 is presented for the purposes of an additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiSiena & Company CPAs, LLP

DiSiena & Company CPAs, LLP
New York, New York
February 20, 2008

BLUE TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31,

	2007	2006
ASSETS		
Current Assets		
Checking/Savings		
M&T Bank	$ 0	$ 242,330
JP Morgan Chase	89,964	6,417
Total Checking/Savings	89,964	248,747
Other Current Assets		
Accrued Solicitation Income	187,215	209,798
Accounts Receivable	273,031	327.440
Clearing Deposit	250,000	250,000
Total Other Current Assets	710,246	787,238
Total Current Assets	800,210	1,035,985
Fixed Assets (net)	34,096	25,765
Other Assets		
Goodwill	65,000	65,000
Security Deposit	10,611	0
Total Other Assets	75,611	65,000
TOTAL ASSETS	$ 909,917	$ 1,126,750
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ 94,241	$ 22,251
Accrued Expenses	233,057	356,301
Loan Payable	76,752	0
Total Current Liabilities	404,050	378,552
Equity		
Members' Equity	748,198	362,962
Distributions	-4,142,656	0
Net Income	3,900,325	385,236
Total Equity	505,867	748,198
TOTAL LIABILITIES & EQUITY	$ 909,917	$ 1,126,750

The accompanying notes are an integral part of these financial statements.

END